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December 22, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Ms. Christine Davis

Re:	Allscripts-Misys Healthcare Solutions, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2009

Filed July 30, 2009

Form 10-Q for the Fiscal Quarter Ended August 31, 2009

Filed October 13, 2009

Forms 8-K Filed July 20, 2009 and September 29, 2009

SEC File No. 000-32085

Dear Ms. Davis:

On behalf of Allscripts-Misys Healthcare Solutions, Inc. (the “Company”), and pursuant to your discussion with Mr. William J. Davis, the Company’s Chief Financial Officer, we are writing to confirm that the Company received your comment letter dated December 4, 2009 on December 22, 2009 and the Company has indicated that they will comply with the Staff of the Securities and Exchange Commission’s request that a response to such letter be provided by January 7, 2010, which is the 10th business day following the Company’s receipt of your letter.

If you have any questions regarding the foregoing, please feel free to contact me at (312) 853-2060.

Very truly yours,

/s/ Gary D. Gerstman

cc:	William J. Davis (Allscripts-Misys Healthcare Solutions, Inc.)

Brian Vandenberg (Allscripts-Misys Healthcare Solutions, Inc.)

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